United States securities and exchange commission logo





                               February 2, 2024

       Vikas Desai
       Chief Executive Officer
       Achari Ventures Holdings Corp. I
       60 Walnut Avenue, Suite 400
       Clark, New Jersey 07066

                                                        Re: Achari Ventures
Holdings Corp. I
                                                            Registration
Statement on Form S-4
                                                            Filed January 18,
2024
                                                            File No. 333-276422

       Dear Vikas Desai:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4 filed January 18, 2024

       Frequently Used Terms, page v

   1. We note your definition of "IPO" or "Initial Public Offering" refers to your Form S-1 being declared
effective on October 14, 2022. Please revise to clarify that the S-1 was declared effective on
October 14, 2021.
       Summary of the Proxy Statement/Prospectus
       Vaso, page 4

   2. We note your disclosure regarding a Management Service Agreement between Vaso and
                                                        EECP Global to provide
management service for the business and operation of EECP
                                                        Global in the United
States and your statement that the agreement provides an initial term of three years starting
April 1, 2020, the effective date of the sale, which is automatically renewable for
additional one-year terms. Here or elsewhere in the prospectus, please expand your disclosure
of the Management Service Agreement to describe all of its
                                                        material terms,
including the respective obligations of the parties, provisions regarding
 Vikas Desai
Achari Ventures Holdings Corp. I
February 2, 2024
Page 2
         expenses and management fees and well as any termination provisions. Please clarify if the agreement was automatically renewed at the end of the initial three-year term on April
         1, 2023 and how you anticipate renewal of the agreement will work going forward.
         Finally, please file a copy of the Management Service Agreement as an exhibit to the
         Registration Statement or explain to us why you are not required to do so.
Organizational Structure of the Company after giving effect to the Merger and Business
Combination, page 6

3. Please revise the organizational charts to include your 49% interest in EECP Global
         Corporation.
Questions and Answers
Q. What equity stake will current Achari stockholder and Vaso stockholders hold in the
Company..., page 16

4. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
5. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Please also revise the table on
         page 16 to disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities, including warrants.
Q. May the Sponsor, Achari's directors, officers, advisors or their affiliates purchase shares in connection with the Business..., page 23

6.     We note your disclosure indicating that the Sponsor and Achari   s
directors, officers,
       advisors or their affiliates may engage in public market purchases, as well as private purchases, of your securities and that "[a]ny such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the aggregate amount then on deposit in the trust account." Please provide your analysis on how such purchases will comply with Rule 14e-5, including whether the price offered in such purchases may be higher than the redemption price. To the extent you are relying on
FirstName LastNameVikas Desai
       Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01
Comapany    NameAchari
       (March  22, 2022),Ventures    Holdings
                           please provide     Corp. I regarding how it applies
to your
                                           an analysis
       circumstances.
February  2, 2024 Page 2
FirstName LastName
 Vikas Desai
FirstName LastNameVikas   DesaiI
Achari Ventures Holdings Corp.
Comapany2,NameAchari
February   2024        Ventures Holdings Corp. I
February
Page 3 2, 2024 Page 3
FirstName LastName
Adjustment AA, page 37

7. You reference Adjustment AA for your Income tax benefit (expense) adjustments on page
         34, however, Adjustment AA refers to the elimination of interest earned. Please advise or revise accordingly.
Adjustment J, page 37

8. We note that you have reduced the put option liability by $2,250,000 for payment of excess SPAC expenses. Please tell us what consideration you gave to recognizing these expenses in your pro forma statement of operations for the year ended December 31,
         2022. Refer to Rule 11-02(a)(6)(i)(B).
Note 3 -- Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustment B, page 37

9. Please address the appropriateness of reclassifying the $3,500,000 deferred underwriters discount that becomes due and payable upon the consummation of the Business
         Combination to Accrued Expenses and Other Liabilities rather than as a reduction of cash. In this regard, we note your disclosures throughout the filing that the deferred underwriting fees are payable from the amounts held in the Trust Account if the Company completes a Business Combination. Please address how the $3,500,0000 will be paid under the Maximum Redemption Scenario.
Risk Factors
Risks Related to the Business Combination, page 41

10. With a view toward disclosure, please tell us whether your Sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with Vaso or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or
         ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
 Vikas Desai
FirstName LastNameVikas   DesaiI
Achari Ventures Holdings Corp.
Comapany2,NameAchari
February   2024        Ventures Holdings Corp. I
February
Page 4 2, 2024 Page 4
FirstName LastName
Achari has been notified by Nasdaq that it is not in compliance with certain standards which
Nasdaq requires..., page 45

11. We note your disclosure that you have been notified by Nasdaq that you are not in compliance with certain standards which Nasdaq requires listed companies meet for their securities to continue to be listed and traded on their exchange. Please expand your disclosure to describe the date you received any such notifications, the rule or requirement you are not in compliance with, and any applicable deadlines to regain compliance. In this regard, we note your disclosure on pages F-22 and F-23, which refer to deadlines to regain compliance with certain listing requirements that appear to have passed during 2023. We also note your disclosure in your Current Report on Form 8-K filed on October 11, 2023 that you failed to regain compliance with certain listing requirements during an applicable
         180-day grace period and that, as a result, your securities are subject to delisting from the
         Nasdaq Global, and your disclosure on page 107 that "[o]n December 19, 2023, Nasdaq
         notified Achari that it had granted Achari   s request for an
extension, until April 2, 2024,
         to cure the existing continued listing deficiencies which were the subject of the
         December 7 Hearing."
12. We note your statement that "[i]n connection with [y]our efforts to regain compliance
         with Nasdaq   s continued listing standards as further described
herein, [you] have
         undertaken certain actions, including for example transferring Founder Shares held by
         [y]our Sponsor to certain members of [y]our Sponsor." Please expand on this disclosure to explain what Nasdaq continued listing standard you were attempting to regain compliance with and the impact the transfer of shares had on your compliance with such requirement.
 Vikas Desai
FirstName LastNameVikas   DesaiI
Achari Ventures Holdings Corp.
Comapany2,NameAchari
February   2024        Ventures Holdings Corp. I
February
Page 5 2, 2024 Page 5
FirstName LastName
Risks Related to Achari
If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required..., page 56

13. We note your statement on page 1: "The funds placed in the Trust Account have and will continue to be invested in U.S. government securities, within the meaning set forth in
         Section 2(a)(16) of the Investment Company Act of 1940, as amended" and page 57: "To mitigate the risk of being deemed an investment company under the Investment Company
         Act, we have instructed the trustee to liquidate the securities held in the Trust Account and instead hold all funds in the Trust Account in cash or an interest-bearing bank deposit account." Please reconcile these statements and similar statements appearing throughout the registration statement. We also note your statement on page 56:
"There is currently
         uncertainty concerning the applicability of the Investment Company Act to a SPAC, including with respect to a company like ours, that does not complete its initial business combination within the proposed time frame set forth in the proposed safe harbor rule." If the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company regardless of the amount of time that has passed since your IPO.
Risks Related to Vaso's Business and Industry
We currently derive a significant amount of our revenue and operating income from our agreement with GEHC, page 61

14. We note your statement that a significant amount of your revenue and operating income arises from activities under the GEHC Agreement. For context, please quantify the percentage of your revenue and operating income related to activities under the GEHC
         Agreement during recent periods. For example, we note your disclosure on page F-66 that
         "For the years ended December 31, 2022 and 2021, GEHC accounted for 47% and 39% of revenue, respectively. Also, GEHC accounted for $12.8 million, or 83%, and
         $12.3 million, or 80%, of accounts and other receivables at December 31, 2022 and 2021, respectively."
We have foreign operations and are subject to the associated risks of doing business in foreign countries, page 63

15. We note your statement that "[t]he Company continues to have operations in China." For context, please provide a quantification of the percentage of your business that relates to your operations in China for recent periods.
 Vikas Desai
FirstName LastNameVikas   DesaiI
Achari Ventures Holdings Corp.
Comapany2,NameAchari
February   2024        Ventures Holdings Corp. I
February
Page 6 2, 2024 Page 6
FirstName LastName
The Business Combination Agreement
Additional Conditions to Obligations of Vaso, page 85

16.      We note that a condition to the obligation of Vaso to consummate the
Business
         Combination is that the Unpaid SPAC Expenses do not exceed $4,500,000. Here, or elsewhere in the prospectus, please provide the amount of Unpaid SPAC Expenses as of a recent date and whether management believes there is a material risk that the amount of unpaid expenses could exceed $4.5 million. To the extent material, please add risk factor disclosure noting that Vaso would not be required to consummate the Business
         Combination if Unpaid SPAC Expenses exceed $4.5 million. In this regard, we note your disclosure in footnote (J) to the pro forma financial statements on page 37 that the value of the Put Option has been "reduced by $2,250,000 for payment of excess SPAC expenses."
         Because it appears unpaid SPAC expenses over $2.25 million reduce the value of the Put
         Option on a dollar for dollar basis, this adjustment suggests you are assuming to have exactly $4.5 million of unpaid SPAC expenses at Closing.
The Achari Board's Reasons for the Approval of the Business Combination, page
93

17. We note that the Board considered, among other things, research on comparable companies and precedent transactions, including precedent uplist transactions, historical valuation details and reviews of certain financial assumptions provided by Vaso management. Please revise to further describe these items considered by the Board.
Interests of Achari's Directors and Officers and Others in the Business Combination, page 96

18. It appears your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
         Additionally, please note whether any member of the Company or the Sponsor owed fiduciary or contractual obligations to any other entities. Please also revise to clarify how the Board considered the enumerated conflicts in negotiating and recommending the
         Business Combination generally.
Background of the Business Combination, page 98

19. We note your statement that "although initially limited to evaluating acquisition targets in the cannabis space, Achari later decided to expand their search criteria, and consider potential acquisition targets in industries and sectors not tied to the cannabis space."
         Please expand on your disclosure to explain why Achari decided to expand its search criteria and when this decision was made.
20. Please expand the background section to discuss the December 22, 2022 special meeting of stockholders to extend the deadline by which the Company was required to consumtae a Business Combination and the redemption of 8,980,535 shares of Common Stock for approximately $92,009,330, including the impact such redemptions had on the Company's search for an acquisition target.
 Vikas Desai
FirstName LastNameVikas   DesaiI
Achari Ventures Holdings Corp.
Comapany2,NameAchari
February   2024        Ventures Holdings Corp. I
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Page 7 2, 2024 Page 7
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21.      We note your statement regarding "Vaso   s interest in "up-listing"
from an over-the-
         counter market to a national securities exchange via a business combination transaction with a special purpose acquisition vehicle." Please explain why Vaso was interested in seeking a listing on a national securities exchange via a business combination with a
         SPAC rather than by directly applying for listing of its common stock on a national exchange.
22. We note your statements that on July 7, 2023, the parties discussed "indicative valuations of Vaso post-transaction in the context of comparable, publicly traded businesses listed on national exchanges" and that on July 14, 2023, Achari management presented a brief overview of Vaso and the proposed business combination to the Achari Board, including key business segments, historical financial performance, proposed transaction terms, and key transaction risks and mitigants. Please revise to note the indicative valuations discussed on July 7, 2023 and a summary of the material proposed transaction terms presented at the July 14, 2023 meeting.
23. We note the $150 million valuation of Vaso included in the August 16 LOI and the $176 million valuation in the August 23 LOI. Please revise this section to disclose how the parties arrived at these valuations, including the methodology employed in reaching the valuations. Please note what consideration the parties gave to the market price of Vaso's stock and its total market capitalization in reaching the valuations used in the LOIs.
         Additionally, please clarify how the parties arrived at the put option mechanism whereby
         Achari stockholders would be able to exercise a forced sales right requiring Vaso to purchase their retained Founder Shares held by Achari following consummation of the transaction at a minimum $8.00 per share. Your disclosure should explain why the put option would be limited to holders of Founder Shares rather than all Achari stockholders.
24. We note your statement that on October 23, 2023, the parties discussed the potential for a dual class share structure for Vaso post-transaction. Please expand on this discussion to explain the reason the parties considered a dual class share structure and who, if anyone, would be issued dual class shares. In this regard, we note your disclosure on page 50 that
         "[i]t is not expected that the Company will issue Class B common stock for the foreseeable future."
25.      We note your disclosure that following discussions on October 24,
2023, Achari   s
         external accountant prepared a memo regarding such excise tax liabilities that was delivered to Vaso. It appears that this memo may be "a report, opinion or appraisal materially related to the transaction" pursuant to Item 4(b) of Form S-4. Accordingly, please ensure the information required by Item 1015(b) of Regulation M-A is provided and file such report as an exhibit. Refer to Item 21(c) of Form S-4. Alternatively, please provide us with an analysis as to why you are not required to provide this information.
26.      Please revise your disclosure in this section to note:
             whether there were any discussions with Vaso about the potential loss of clients in the near future or other events that may materially affect Vaso's prospects or its
 Vikas Desai
Achari Ventures Holdings Corp. I
February 2, 2024
Page 8
              financial projections for future performance of its business;
                if the Sponsor and management and affiliates have a track record with SPACs, including disclosure regarding this track record and the outcomes of the prior transactions;
                any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the Business Combination; and
                the negotiation of any arrangements whereby any shareholder agrees to waive its redemption rights.
27.      We note that the parties discussed "potential amendments to Vaso   s
contract with GE
         HealthCare." To the extent any amendments are expected to be entered please revise to describe such amendments.
Material U.S. Federal Income Tax Consequences of the Business Combination
U.S. Federal Income Tax Characterization of the Merger, page 108

28. We note your reference to the uncertain tax treatment regarding the Earnout Shares.
         Please remove or clarify these references.
Proposal 5: The Director Election Proposal, page 126

29.      We note that on page 202 you list general qualifications for
"[c]ertain of the Company   s
         directors following the Business Combination," such as that certain directors have served on other boards. For each director nominee, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director of the Company. Please refer to Item 401(e) of Regulation S-K.
Proposal 6: The Adjournment Proposal, page 128

30.    We note your statement on page 128: "At the Stockholders    Meeting,
Achari will ask its
       stockholders to consider and vote upon a proposal to require the chair of the meeting to
       adjourn the Stockholders    Meeting to a later date or dates, if
necessary, to permit further
       solicitation and vote of proxies if Achari determines an adjournment to be reasonably necessary or appropriate to approve one or more Proposals at the
Stockholders    Meeting
       for the following reasons: (i) because a quorum for the Stockholders Meeting has not been established, (ii) because there are not sufficient votes to approve and adopt any of the
FirstName LastNameVikas Desai
       proposals, or (iii) to seek to limit or reverse any redemptions of Achari Shares." Please tell
Comapany    NameAchari
       us under            Ventures Holdings
                 what circumstances             Corp.
                                        you would     I to limit or reverse any
redemptions of
                                                   "seek
       Achari
February       shares,"
          2, 2024  Page and
                         8 the means by which you would "limit or reverse
redemptions."
FirstName LastName
 Vikas Desai
FirstName LastNameVikas   DesaiI
Achari Ventures Holdings Corp.
Comapany2,NameAchari
February   2024        Ventures Holdings Corp. I
February
Page 9 2, 2024 Page 9
FirstName LastName
Information About Vaso
VasoHealthcare, page 154

31. We note your disclosure regarding the exclusive sales representation agreement with
         GEHC. Here or elsewhere in the prospectus, please provide a description of all of the material terms of the sales representation agreement, including the material obligations of the parties, the relevant payment provisions and a description of any termination rights.
Intellectual Properties, page 158

32. We note that, through Vaso's China-based subsidiaries, Vaso owns thirty-
         seven invention and utility patents in China that expire at various times through 2041 and through its NetWolves subsidiary it holds a patent for Secure and Remote Monitoring
         Management. Please revise to provide the following information with respect to each patent, if any, that are material to Vaso's business: (i) the specific products, product groups and technologies to which such patents relate, (ii) whether the patents are owned or licensed, (iii) the type of patent protection, (iv) the patent expiration dates and (v) the applicable jurisdiction.
Insurance, page 160

33. We note your disclosure that Vaso maintains commercial and general liability insurance with limits of $5,000,000. We also note your disclosure on page 66 that Vaso currently maintains product liability insurance at $6,000,000 per occurrence and in the aggregate.
         Please clarify if the $6,000,000 of product liability insurance is different than the
         $5,000,000 of commercial and general liability insurance.
Legal Proceedings, page 160

34. We note your disclosure regarding a civil action filed by Netwolves against a former employee. Please note if there have been any developments in this case since November
         2021.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Vaso, page 161

35. We note your statement that "[t]hese forward looking statements and other forward-
         looking statements made elsewhere in this document are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995." Because the
         application of the PSLRA safe harbor to your initial business combination is unsettled, please condition your reliance with qualifying language that the protections of the safe harbor of the Private Securities Litigation Reform Act of 1995 may not be available.
 Vikas Desai
FirstName LastNameVikas   DesaiI
Achari Ventures Holdings Corp.
Comapany2,NameAchari
February   2024        Ventures Holdings Corp. I
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Vaso Corporation - Critical Accounting Policies and Estimates, page 172

36. Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Expand your disclosures to provide qualitative and quantitative information
         necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-
         8350.
37. We note that goodwill of $14,375,000 is attributable to the NetWolves reporting unit within the IT segment and $1,239,000 is attributable to the FGE reporting unit within the
         Equipment segment. We also note that your IT segment has reported operating losses for each of the periods presented. Please expand your disclosures to indicate how goodwill was tested, including whether you performed a qualitative and/or quantitative test.
         Disclose whether the fair value of your reporting units are substantially in excess of carrying value and thus not at risk of failing the quantitative test. If either reporting unit is at risk of failing the quantitative impairment test, disclose this risk and, with reference to
         Item 303(b) of Regulation S-K, provide the following:
             the percentage by which fair value exceeded carrying value at the date of the most recent test;
             a detailed description of the methods and key assumptions used and how the key assumptions were determined;
             a discussion of the degree of uncertainty associated with the assumptions; and
             a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Description of Vaso's, Achari's, and the Company's Securities
Description of Achari's Securities Prior to the Business Combination, page 181

38. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Redeemable Warrants, page 185

39. We note your statement on page 186 that once the warrants become exercisable you may
         call the warrants for redemption upon not less than 30 days    prior
written notice. Please
         expand on your disclosure to clearly explain the steps, if any, the Company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
 Vikas Desai
FirstName LastNameVikas   DesaiI
Achari Ventures Holdings Corp.
Comapany2,NameAchari
February   2024        Ventures Holdings Corp. I
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Executive Compensation of Vaso, page 197

40. Please include executive compensation disclosure for Vaso's executive officers for the fiscal year ended December 31, 2023. For guidance, please refer to
Item 402 of
         Regulation S- K and Question 117.05 of the Compliance & Disclosure Interpretations for
         Regulation S-K.
Narrative Disclosure to Compensation Summary Table, page 198

41.      We note your disclosure regarding an Employment Agreement with Ms.
Jane Moen.
         Please file this employment agreement as an exhibit to the Registration Statement or explain to us why you are not required to do so.
Management of the Company Following the Business Combination
Director and Officer Indemnification Agreements, page 206

42. We note your statement that prior to the completion of the Business Combination, you expect to enter into indemnification agreements with each of your directors and executive officers. Please file this agreement as an exhibit.
Changes in and Disagreements with Accountants, page 210

43. In accordance with Item 304(a)(1)(iv) and(v), please revise your disclosures address the subsequent interim period preceding Marcum LLP's December 12, 2023 dismissal. In addition, request Marcum LLP to provide an updated Exhibit 16 letter to address the revised disclosures. Refer to Item 304(a)(3).
Vaso Corporation and Subsidiaries Consolidated Financial Statements for the year ended
December 31, 2022
Note B. Summary of Significant Accounting Policies, Revenue Recognition, page
B-54

44. Revise to provide more robust discussion of your revenue recognition policies as it relates to significant payment terms, obligations for returns, and the existence of warranties or related obligations for each type of revenue. Reference ASC 606-10-50-12. For revenue recognized over time, revise to clearly disclose the methods used to recognize revenue and an explanation of why the methods used provide a faithful depiction of the transfer of goods or services. Reference ASC 606-10-50-18.
Note Q. Income Taxes, page F-73

45. We note that you partially released your deferred tax valuation allowance during the year ended December 31, 2022. With reference to ASC 740-10-30-16 through 25, provide us with a comprehensive analysis to support this release. In addition, expand your disclosures herein, or within your Critical Accounting Policies, to explain the positive and negative evidence that you considered, how that evidence was weighted and how that evidence led you to determine it was appropriate to release a portion of the valuation allowance. In
 Vikas Desai
Achari Ventures Holdings Corp. I
February 2, 2024
Page 12
       addition, describe the anticipated future trends included in your projections of future taxable income and the amount of pre-tax income that you need to generate to realize your deferred tax assets.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                             Sincerely,

FirstName LastNameVikas Desai                                Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameAchari Ventures Holdings Corp. I
                                                             Services
February 2, 2024 Page 12
cc:       Timothy J. Kirby, Esq.
FirstName LastName